Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

10 March 2008

Imperial Tobacco Group PLC Announces the Disposal of its 49.95 per cent Stake in Aldeasa, S.A.

Following the acquisition of Altadis, S.A. (“Altadis”), Imperial Tobacco Group PLC (“Imperial Tobacco”) today announces it has agreed to dispose of its 49.95 per cent shareholding in Aldeasa, S.A. (“Aldeasa”) to Autogrill España S.A., (“Autogrill”), a subsidiary of Autogrill S.p.A..

Aldeasa is a Spanish based airport duty free retailer which generated consolidated sales of approximately euro 830 million in the year to 31 December 2007. Aldeasa has operated as a joint venture between Altadis and Autogrill since 2005.

Imperial Tobacco’s stake is to be sold for a total cash consideration of euro 275 million, which represents an enterprise value (including Imperial Tobacco’s share of Aldeasa’s net debt) of c.euro 355 million for Imperial Tobacco’s 49.95 per cent share of Aldeasa, and a 2007 EV/EBITDA multiple of 9.2x. The transaction is conditional on approval from the European Commission, and Imperial Tobacco expects that it will be completed by May 2008.

Enquiries

Imperial Tobacco

Alex Parsons (Head of Corporate Communications)	Telephone: +44 (0) 7967 467241
Simon Evans (Group Press Officer)	Telephone: +44 (0) 7967 467684
John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 117 933 7032
Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7082

Citi (financial adviser to Imperial Tobacco)	Telephone: +44 (0) 20 7986 4000

Ian Carnegie-Brown
Ian Hart

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority,  is acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com